UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2004

Commission File Number 0-29338

APT SATELLITE HOLDINGS LIMITED

(Registrant’s name)

22 Dai Kwai Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

APT SATELLITE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 1045)

Appointment of Independent Non-Executive Director

The Board of Directors (the “Board”) of APT Satellite Holdings Limited (the “Company”) hereby announces that with effect from 18 August 2004 Dr. Lui King Man was appointed as an Independent Non-Executive Director of the Company and a member of the audit committee of the Company.

Dr. Lui King Man, aged 49, was appointed as an Independent Non-Executive Director and a member of the audit committee of the Company on 18 August 2004. Dr. Lui has been a practising Certified Public Accountant in Hong Kong since 1989, and established his accounting firm K.M. LUI & CO in the same year. Before commencing his own practising, Dr. Lui had worked with an international accounting firm and a listed commercial bank. Dr. Lui received the accountancy education in United Kingdom in 1980 and attained professional accountant qualification in 1985. He is a Fellow of The Chartered Association Of Certified Accountants and Associate member of The Hong Kong Society Of Accountants. Dr. Lui obtained an MBA Degree from Heriot-Watt University in 1997 and received a Doctoral Degree in Business Administration from The University of Hull in 2004. Dr. Lui has over 23 years experience in accounting, finance, business acquisition and auditing fields. He has been a consultant of a number of commercial and non-commercial organizations.

Save as disclosed above, Dr. Lui does not hold any other position with the Company and other members of the Company, nor has any directorship in other listed public companies in the last three years. Dr. Lui has no relationship with any directors, senior management, substantial shareholder or controlling shareholder of the Company and does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

As recommended by the Board having regard to Dr. Lui’s duties, qualification and experience, as well as the market trends and the Company’s overall performance, Dr. Lui will receive directors’ fees HK$100,000 per annum as determined from time to time by shareholders of the Company in general meeting in accordance with the Bye-laws of the Company. There is no service contract signed between the Company and Dr. Lui. This appointment with Dr. Lui is determinable by the Company within one year without payment of compensation (other than statutory compensation) though Dr. Lui was not appointed for a specific term and will retire at the next annual general meeting of the Company in 2005, and shall be eligible for re-election at such a meeting pursuant to Bye-law 86 and thereafter subject to retirement by rotation and re-election at general meeting of the Company in accordance with Bye-law 87.

Save as disclosed above, there are no other matters that need to be brought to the attention of holders of securities of the Company.

The Company warmly welcomes Dr. Lui King Man joining the Board

By Order of the Board Dr. Brian Lo Company Secretary

Hong Kong, 19 August 2004

The Directors as at the date of this announcement are as follows:

Executive Directors:
Chen Zhaobin, Tong Xudong and Cui Xinzheng

Non-Executive Directors:
Liu Ji Yuan (Chairman), Zhang Hainan (Deputy Chairman), Wong Hung Khim, Lim Toon, Wu Zhen Mu, Wu Jinfeng, Lim Shyong, Tay Chek Khoon, Wu Hongju, Yin Yen-liang, Tseng Ta-mon, Chen Chi-chuan (Alternate Director to Yin Yen-liang) and Lim Wee Seng (Alternate Director to Lim Shyong)

Independent Non-Executive Directors:
Yuen Pak Yiu, Philip, Huan Guocang and Lui King Man

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

     Date:  August 18, 2004.

APT Satellite Holdings Limited
By:	/s/ Chen Zhaobin
Chen Zhaobin
Executive Director and President